

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 27, 2007

By US Mail and Facsimile

Ms. Frances G. Rathke
Chief Financial Officer
Green Mountain Coffee Roasters, Inc.
33 Coffee Lane
Waterbury, VT 05676

>   **Re: Green Mountain Coffee Roasters, Inc.**
>   **Form 10-K for the Fiscal Year Ended September 30, 2006**
>   **Filed December 14, 2006**
>   **File No. 1-12340**

Dear Ms. Rathke:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Ms. Frances G. Rathke
Green Mountain Coffee Roasters, Inc.
February 27, 2007
Page 2

Form 10-K for the fiscal year ended September 30, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 27

1.   We note your disclosure of Non-GAAP net income and Non-GAAP diluted EPS
        financial measures, in which you are eliminating various recurring non-cash
        expenditures. We are unclear as how the inventory step-up adjustment can be
        characterized as non-cash when you acquired Keurig for $99.5 million net cash
        and $4.8 of stock options. The guidance in Item 10(e)(ii)(A) requires that you
        must not exclude charges or liabilities that required, or will require, cash
        settlement, or would have required cash settlement absent an ability to settle in
        another manner, from non-GAAP liquidity measures, other than the measures
        earnings before interest and taxes (EBIT) and earnings before interest, taxes,
        depreciation and amortization (EBITDA)." If you wish to retain this measure, you
        will need to demonstrate compliance with Item 10(e) of Regulation S-K, as well
        as the guidance provided in the document "Frequently Asked Questions
        Regarding the Use of Non-GAAP Financial Measures," specifically that provided
        in the answers to questions 8, 9 and 10, which is located on our website at the
        following address:

              http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

Critical Accounting Policies, page 31

2.   We note that you have identified various accounting policies that you regard as
        critical, due to the difficult level of judgment involved. However, the disclosures
        that you provide appear to be essentially the same as the accounting policies
        disclosed in your financial statements, rather than addressing any specific
        uncertainties or assumptions underlying your estimates.

        Please revise your disclosures to address the material implications of the
        uncertainties that are associated with the methods, assumptions and estimates
        underlying your critical accounting estimates. Specifically, you should provide
        the following:

        (a)   An analysis of the uncertainties involved in applying the principle and the
                 variability that is reasonably likely to result from its application.

        (b)   An analysis of how you arrived at the measure and how accurate the
                 estimate or underlying assumptions have been in the past.

(c)   An analysis of your specific sensitivity to change, based on outcomes that are reasonably likely to occur and have a material effect.

Please refer to FRC Section 501.14 for further guidance.

Quantitative and Qualitative Disclosures about Market Risk, page 35

3.   We note your disclosure indicating that the average settlement price used to calculate the fair value of the contracts outstanding was $1.09. Please disclose how this price relates to your disclosure about inventories in Note 3 on page F-12, stating that the value of the variable portion of your purchase commitments was calculated using an average "C" price of coffee of $1.15 per pound.

Financial Statements

Statements of Cash Flows, page F-8

4.   We note that although you separately report restricted cash on your Balance Sheets to comply with Rule 5-02 of Regulation S-X, this element has been combined in the totals in your Statements of Cash Flows. Please modify your presentation so that the cash totals in both statements agree, as required under paragraph 7 of SFAS 95.

Note 6 – Merger with Keurig, Incorporated, page F-15

5.   We note that you included pro forma information for the 53 weeks ended September 30, 2006, pertaining to your June 15, 2006 acquisition of Keurig. SFAS 141 paragraph 54 also requires results of operations for the comparable prior period, as though the business combination had been completed at the beginning of that period if comparative financial statements are presented. Please revise accordingly.

Note 8 – Goodwill resulting from the acquisition of Frontier Organic Coffee, page F-20

6.   We note your disclosure stating that the carrying value of your goodwill from the "acquisition of the assets" related to the coffee business of Frontier Natural products was approximately $1,446,000 at September 30, 2006 and September 24, 2005. Since you characterize the transaction as an acquisition of assets, rather than the acquisition of a business, it is unclear how you also determined to apply SFAS 141, applicable to business combinations, in recording goodwill. Please revise your disclosure to clarify. Also submit an analysis of the transaction, addressing the criteria set forth in Rule 11-01(d) of Regulation S-X.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief